Exhibit 5.1

June 27, 2023

First Horizon Corporation,

165 Madison Avenue

Memphis, TN 38103

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933 (the “Act”) of 19,742,776 shares (the “Securities”) of common stock, par value $0.625 per share, of First Horizon Corporation, a Tennessee corporation (the “Company”), I (or counsel acting under my supervision) have examined such corporate records, certificates and other documents, and such questions of law, as I (or counsel acting under my supervision) have considered necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, it is my opinion that the Securities have been validly issued and are fully paid and nonassessable.

In rendering the foregoing opinion, I am not passing upon, and assume no responsibility for, any disclosure in any registration statement or any related prospectus or other offering material relating to the offer and sale of the Securities.

The foregoing opinion is limited to the laws of the State of Tennessee, and I am expressing no opinion as to the effect of the laws of any other jurisdiction.

I have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by me to be responsible.

This letter is furnished by me, solely in my capacity as General Counsel of the Company. I hereby consent to the filing of this opinion as an exhibit to the Company’s Current Report on Form 8-K dated the date hereof and, through incorporation by reference, to the Company’s Registration Statement on Form S-3 (File No. 333-264514). In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Charles T. Tuggle, Jr.

Charles T. Tuggle, Jr.

Executive Vice President and General Counsel, First Horizon Corporation